Via Facsimile and U.S. Mail
Mail Stop 6010

November 20, 2006

Paul G. Gabos
Chief Financial Officer
Lincare Holdings, Inc.
19387 US 19 North
Clearwater, FL 33764

**Re: Lincare Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed January 30, 2006
File No. 000-19946**

Dear Mr. Gabos:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief